CUSIP No. 367600301 Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
Gateway Energy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
367600301
(CUSIP Number)
November 19, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301 Page 2 of 9 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Crosscap Management, Inc. 76-0633141
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Texas
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	8.5176%
12.	Type of Reporting Person	CO

CUSIP No. 367600301 Page 3 of 9 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Brady Crosswell
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	8.5176%
12.	Type of Reporting Person	IN, HC

CUSIP No. 367600301 Page 4 of 9 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Henry Crosswell, IV
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	8.5176%
12.	Type of Reporting Person	IN, HC

CUSIP No. 367600301 Page 5 of 9 Pages

Schedule 13G

Item 1(a).             Name of Issuer:

 Gateway Energy Corporation

Item 1(b).             Address of Issuer’s Principal Executive Offices:

1415 Louisiana Street
Suite 4100
Houston, TX  77002

Item 2(a).             Name of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)           Crosscap Management, Inc. (“Crosscap Management”);

(ii)          Brady Crosswell; and

(iii)         Henry Crosswell, IV (“Henry Crosswell”).

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

This statement relates to shares of Common Stock of the Issuer held for the accounts of Crosscap Partners, L.P., A Texas limited partnership (“Crosscap Partners”), and Crosscap Partners Enhanced, L.P., a Texas limited partnership and (“Crosscap Enhanced”).  Crosscap Partners and Crosscap Enhanced are known together as “the Funds.”  Crosscap Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of the Funds.  Brady Crosswell and Henry Crosswell serve as Co-Presidents of Crosscap Management.

Item 2(b).             Address of Principal Business Office:

 For each Reporting Person:

5851 San Felipe
Suite 230
Houston, TX  77057

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Item 2(c).             Citizenship:

 See row 4 of each Reporting Person’s cover page.

Item 2(d).             Title of Class of Securities:

 Common Stock

Item 2(e).             CUSIP Number:

 367600301

Item 3.                  If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [X]    An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E)

Item 4.                  Ownership.

 For each Reporting Person:

(a)           Amount beneficially owned:

As of the date of this statement, each of Crosscap Management, Brady Crosswell and Henry Crosswell may be deemed to beneficially own the 2,000,000 shares of Common Stock held for the accounts of the Funds. Of such 2,000,000 shares of Common Stock , Crosscap Partners directly beneficially owns 266,400 shares of Common Stock, and Crosscap Enhanced directly beneficially owns 1,733,600 shares of Common Stock.

(b)           Percent of class:

 8.5176%

This percentage is based on 23,480,853 shares of Common Stock issued and outstanding, consisting of 19,452,853 shares issued and outstanding prior to the offering (as listed on Form 10-Q filed November 15, 2010), and 4,028,000 shares issued in a private placement by the Issuer (as listed on Form 8-K filed November 23, 2010).

(c)           Number of shares to which each Reporting Person has:

(i)           Sole power to vote or direct the vote:  -0-

(ii)           Shared power to vote or direct the vote:  2,000,000

(iii)           Sole power to dispose or to direct the disposition of:  -0-

(iv)           Shared power to dispose of or direct the disposition of:  2,000,000

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Item 5.                  Ownership of Five Percent or Less of a Class.

 Not Applicable.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

(i)    The partners of Crosscap Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Crosscap Partners in accordance with their partnership interests in Crosscap Partners.

(ii)
The partners of Crosscap Enhanced have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Crosscap Enhanced in accordance with their partnership interests in Crosscap Enhanced.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.                  Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.                  Notice of Dissolution of a Group.

 Not Applicable.

Item 10.                Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2010

Crosscap Management, Inc. By: /s/ Brady Crosswell
Brady Crosswell, Authorized Signatory
/s/ Henry Crosswell
Henry Crosswell, IV

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Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the “Schedule 13G”), and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  December 7, 2010

Crosscap Management, Inc. By: /s/ Brady Crosswell
Brady Crosswell, Authorized Signatory
/s/ Henry Crosswell, IV
Henry Crosswell, IV